Mail Stop 6010


      January 26, 2006


Mr. Stuart Michelson
Chief Financial Officer
Surgilight, Inc.
12001 Science Drive, Suite 140
Orlando, Florida  32826

	Re:	Surgilight, Inc.
      Form 10-KSB for the Year Ended December 31, 2004
Forms 10-QSB for the Quarter Ended March 31, 2005, June 30, 2005, and
     September 30, 2005
      File No. 000-24897


Dear Mr. Michelson:

      We have reviewed your filings and your response letter dated November 16, 2005 and we have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

General

1. Please incorporate your responses to comments 1, 4, 5, 7, 8,
15,
20, 25, 26, 28, 29, 30 and 33 contained in your correspondence dated
November 16, 2005 to us in your 2005 Form 10-KSB. We may have further comments after review of your 2005 Form 10-KSB.

Item 6. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

-Revenues

2. Please refer to prior comment 6. We note from your response that you did not reflect the payment of an FDA deposit that was previously paid by a shareholder on your behalf. Therefore, since the funds from the return of the deposit was not repaid to the shareholder but were applied to the obligation under Merrill Lynch line of credit, the funds originally obtained from the shareholder should be reflected as a capital contribution to you or as a loan. Please revise your 2004 financial statements to reverse the amount shown as other income and record a loan payable to the shareholder or as an increase to additional paid-in capital if the funds will not be repaid to the shareholder.

3. You state in your response to prior comment 6 that you entered into agreements with several of your vendors to settle your outstanding obligations in full at discounted terms. Please revise your 2004 financial statements to reflect these settlements as a reduction to the expense line item that you originally recorded the vendor obligation within your consolidated statement of operations and not as other income.

4. Please refer to prior comment 5. As previously requested, please revise your MD&A discussion to describe the items included in cost of revenues and identify the factors that contributed to the significant margins you have recorded on your sales. For example, we note that the inventory on hand was acquired from Premier Lasers in 2000 and that the items were reported at the value you paid which was also Premier`s carrying value for the inventory.

Consolidated Financial Statements

Consolidated Statement of Cash Flows

5. We re-issue our prior comment 9 in its entirety.

Notes to Consolidated Financial Statements

Note 1.  The Company and Summary of Significant Accounting
Policies

-(g) Inventory

6. Please refer to our prior comment 11. We note that in assessing your inventory for obsolescence you look to your contracts with current distributors which require minimum purchase commitments. Tell us and disclose the significant terms of your distributor arrangements including the nature and level of the minimum purchase commitments, return policy, and term. Also, tell us and disclose the methodology used by management to evaluate your inventory for obsolescence.

7. Please refer to our prior comment 12. We note that you have recognized sales of $139,000 and costs of sales of $23,000 during the nine months ended September 30, 2005. It is unclear to us how the required minimum purchase commitments with your distributors translates or becomes sales to you. Please provide to us a schedule by distributor that details the sales price and the number of units to be purchased over the next three years which is supported by the arrangement with each distributor. Please disclose if your distributors have historically met their minimum purchase obligations. We may have further comment after receiving your response.

8. We note your response to comment 13. We will continue to evaluate the information provided after receiving your responses to comments 6 and 7 above.

-(m) Revenue Recognition

9. We re-issue comments 17 and 18 in their entirety.

Note 5.  Intangible Assets

10. Please refer to prior comment 22. Please revise your 2004 financial statements to classify the loan costs as deferred loan fees and to present the related amortization as part of interest expense.
Also, the write-off of loan costs of $97,500 during 2004 should be reflected within interest expense.

Note 8.  Note Payable and Convertible Debentures

11. Please refer to prior comment 23. We continue to believe that the $1,088,154 of convertible debentures issued to Global Emerging Markets should be classified as short-term at December 31, 2004 since you are in default under these arrangements. As such, please revise your 2004 financial statements to reflect such debt as short-term.

Note 10.  Stockholder`s Equity

12. Please refer to prior comments 24 and 27. You indicated to us that you have not sent in a formal request with the Office of Chief
Accountant. Therefore, we are re-issuing our prior comments 24 and
27 in its entirety.

Form 10-QSB for the Quarterly Period Ended September 30, 2005

Item 1.  Condensed Financial Statements

Condensed Statements of Operations

13. Please refer to prior comment 31.   Please revise your 2005
financial statements to describe the following in connection with the licensing arrangement entered into with Biolase:
* the nature and term of the licensing arrangement.
* the required payments of licensing fees and royalties under the arrangement.
* your revenue recognition policy for licensing fees. Within your disclosure, include why immediate recognition of the licensing fee was appropriate.
* disclose the nature of any continuing involvement by you with the patents that are being licensed to Biolase other than maintaining and defending the patents.

14. We note you recognized other income of $268,047 during the nine months ended September 30, 2005. Please indicate in a footnote to the financial statements the nature of these other income items.

Notes to Condensed Financial Statements

Note 1.  Business and Basis of Presentation

15. Please refer to prior comment 32. We note you state that "In
July
2004, the Company was contacted by the U.S. Department of the Treasury who is investigating a shipment to Iran in 2000 by the founder of the Company." We note that you have not updated the disclosure since it first appeared in the Form 10-QSB for the quarter ended June 30, 2004, and that your 2004 Form 10-KSB does not include any disclosure about the inquiry regarding Iran. Please describe for us in more detail the communications you have had with the Department of the Treasury regarding this matter, including the particular office that contacted you, the dates and nature of any information requests, and the nature and status of any outstanding requests or communications.

16. Please describe for us the extent and nature of your past, current, and anticipated contacts with Iran, including the shipment that is the subject of the Treasury Department inquiry. Your response should include the amount of revenue generated by such contacts. Advise whether any products or services you have provided or plan to provide have military uses.

17. In light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, address for us the materiality to you of your contacts with Iran, and whether those contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries designated as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions.

Representations

18. Please provide all three acknowledgements in the form requested detailed at the end of this letter and include these within a signed letter dated and signed by you.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 551-3671.

      							Sincerely,



      Michele Gohlke
      Branch Chief


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Mr. Stuart Michelson
Surgilight, Inc.
January 26, 2006
Page 6